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                                                                   EXHIBIT 12(A)




                            D&N CAPITAL CORPORATION
               Computation of ratio of earnings to fixed charges


                                        For period from
                                    Inception (March 18, 1997)
                                    Through December 31,1997
                                    (In thousands, except ratio):

Net income                                     $ 1,852

Fixed charges:
         Advisory fees                              57

Total fixed charges                                 57

Earnings before fixed charges                  $ 1,909

Fixed charges, as above                        $    57

Ratio of earnings to fixed charges                33.5
